GREENBERG TRAURIG, LLP
MetLife Building
200 Park Avenue, 15th Floor
New York, New York  10166

Spencer G. Feldman
212-801-9221
e-mail: feldmans@gtlaw.com
July 21, 2009

VIA EDGAR

U.S. Securities and Exchange Commission
100 F Street, N.E.
Washington, D.C.  20549
Attention:	Mr. Gopal R. Dharia
Staff Accountant, Mail Stop 3720

Re:	KIT digital, Inc.
Form 10-K for the year ended December 31, 2008
Filed March 24, 2009
File No. 0-25659

Ladies and Gentlemen:

On behalf of KIT digital, Inc., a Delaware corporation, we hereby submit in electronic format for filing with the U.S. Securities and Exchange Commission pursuant to the Securities Exchange Act of 1934, as amended, and Rule 101(a)(1)(iii) of Regulation S-T, one copy of:

•	KIT digital’s Amendment No. 2 to Current Report on Form 8-K/A, filed December 22, 2008, including the financial statements of Visual Connection a.s. (the "Visual Connection Form 8-K"), and

•	KIT digital’s Amendment No. 2 to Current Report on Form 8-K/A, dated July 7, 2008, including the financial statements of Kamera Content AB (the “Kamera Content Form 8-K”).

The amended Form 8-K’s respond to the comments received from the staff of the SEC by letter dated July 7, 2009.  To facilitate the staff’s review, the numbered paragraphs below correspond to the numbered paragraphs in the letter of the SEC’s comments.  Unless otherwise provided herein, all page numbers referred to in this letter correspond to the page numbers of the respective amended Form 8-K.

As we have previously advised the staff, KIT digital wishes to commence marketing efforts for its public offering during the last week of July, and respectfully requests the staff to convey any additional comments they may have on the amended Form 8-K's no later than Thursday, July 23, 2009.

SEC Comments

Form 10-K for the year ended December 31, 2008

Notes to Consolidated Financial Statements

Note 4 - Acquisitions, Page F-13

Visual Connection Acquisition, page F-16

Comment No. 1:  As required by Rule 8-04(e) of Regulation S-X and General Instruction E(c) to Form 20-F, the audit report accompanying the financial statements of Visual Connection in the amended Visual Connection Form 8-K has been revised to correctly state that the financial statements have been audited in accordance with U.S. generally accepted auditing standards, in addition to International Standards on Auditing and the related application clauses of the Chamber of Auditors of the Czech Republic.  Please see page 1 of Exhibit 99.1 of the amended Visual Connection Form 8-K.

Comment No. 2:  As required by Item 17(c)(2) of Form 20-F, tabular reconciliations of the material variations between Czech Republic GAAP and U.S. GAAP for the balance sheet and income statement for each period presented in the Visual Connection Form 8-K is included in Note XX, “Summary of significant differences between Czech GAAP and U.S. GAAP” on page 34 of Exhibit 99.1 and page 10 of Exhibit 99.2 of the amended Visual Connection Form 8-K.

Kamera Content Acquisition, page F-14

Comment No. 3:  As required by Rule 8-04(e) of Regulation S-X and General Instruction E(c) to Form 20-F, the audit reports accompanying the financial statements of Kamera Content in the amended Kamera Content Form 8-K have been revised to correctly state that the financial statements have been audited in accordance with U.S. generally accepted auditing standards, in addition to generally accepted auditing standards in Sweden.  Please see page 4 of Exhibit 99.1 of the amended Kamera Content Form 8-K.

Comment No. 4:  As required by Item 17(c)(2) of Form 20-F, tabular reconciliations of the material variations between Swedish GAAP and U.S. GAAP for the balance sheet and income statement for each period presented in the Kamera Content Form 8-K is included in Note 15, “Summary of significant differences between Swedish GAAP and U.S. GAAP” on page 14 of Exhibit 99.1 of the amended Kamera Content Form 8-K.

Courtesy copies of the amended Form 8-K’s, marked to reflect the revised disclosures, are being provided directly to Gopal R. Dharia to assist in the staff’s review.

We are also submitting herewith KIT digital’s acknowledgement of the statements contained in the SEC’s comment letter.

Should any member of the SEC’s staff have any questions concerning the enclosed materials or desire further information, please do not hesitate to contact Jonathan Hirst, KIT digital's Chief Financial Officer (tel: 646-873-3083), John Clark, KIT digital’s Vice President-Finance (tel: 646-278-6061) or me (tel: 212-801-9221).

Very truly yours,
/s/ Spencer G. Feldman
Spencer G. Feldman

Encls.
cc:	Mr. Terry French
Accountant Branch Chief

Mr. Kaleil Isaza Tuzman
Mr. Jonathan Hirst
Mr. John Clark
KIT digital, Inc.